Report to Shareholders

For the Period Ended June 30, 2005

Q2

Management’s Discussion and Analysis

This Second Quarter Report to Shareholders and Interim MD&A contains certain forward-looking information with respect to IPSCO’s operations and beliefs.  Actual results may differ materially from these forward-looking statements due to numerous factors, risks and uncertainties, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions; and changes in financial markets.  These and other factors are outlined in IPSCO’s regulatory filings with Canadian securities regulators (at www.sedar.com) and the U.S. Securities and Exchange Commission (at www.sec.gov), including those in IPSCO’s Annual Report for 2004, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form and its Form 40-F.

This document has been reviewed by the Audit Committee of IPSCO’s Board of Directors and contains information that is current as of July 26, 2005.  Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect.  IPSCO may, but is not obligated to, provide updates to its forward-looking statements, including in subsequent news releases and its interim management’s discussion and analyses filed with regulatory authorities.

Results of Operations

Net income for the second quarter of 2005 was $126 million, or $2.56 per diluted share, approximately double the net income of $66 million, or $1.22 per diluted share, reported for the second quarter of 2004.  Net income was 18% lower than the first quarter 2005 net income of $154 million, or $3.05 per diluted share.

Enhanced second quarter performance versus the comparable period last year resulted primarily from higher margins related to higher average pricing and a stronger mix of energy tubular sales.  Higher second quarter 2005 prices more than offset cut-to-length and large diameter pipe volume declines.

The decline in second quarter net income compared to the prior quarter was due to reductions in steel mill shipments as a result of the previously reported six-day Montpelier outage, increased downward pricing pressure and lower service center orders for steel products.  In addition, the extended spring break-up in Canada and heavier than normal spring rains in Western Canada reduced energy tubular shipments to lower than forecast levels.  In the last few days of the quarter, weather conditions improved and the energy tubular shipping rate increased significantly.

Earnings per share comparisons for the period have been enhanced through reduced dilution effected by the Company’s normal course issuer bid (“Share Repurchase Program”) through the facilities of the Toronto Stock Exchange announced in March 2005, as well as last year’s debt redemption initiatives.  During the quarter ended June 30, 2005, the Company repurchased 2.2 million shares at an average cost of U.S. $47.68 (CDN $59.35) for a total cost of U.S. $105 million.  Year-to-date through June 30, the Company had repurchased 2.5 million shares for a total cost of U.S. $121 million.  In addition, for the second quarter of 2004, the dilutive effect of the Junior Subordinated Notes (retired in November 2004) was 4.6 million shares and the dilutive effect of the Series 1 Preferred Shares (redeemed in May 2004) was 2.9 million shares.

Second quarter 2005 diluted earnings per share increased $0.07 per share due to the Share Repurchase Program.  Second quarter 2004 diluted earnings per share were reduced by $0.08 per share due to the Junior Subordinated Notes and by $0.06 per share due to the Series 1 Preferred Shares.

Second quarter revenue of $667 million was $118 million or 22% higher than the $548 million reported in the second quarter of 2004.  Average pricing of $830 per ton, including raw material surcharges, was up $210 per ton, while tons shipped decreased 9% relative to last year’s second quarter.  Second quarter 2005 sales were down $79 million or 11% from the prior quarter as tons shipped decreased 6% and average prices declined 5%.

Steel mill product revenue of $434 million in the second quarter of 2005 increased 24% over the same quarter in 2004.  Average pricing of $749 per ton increased 33% or $183 per ton inclusive of surcharges.  Revenue increases due to price were partially offset by volume declines of 38,000 tons related to the Montpelier outage and lower shipment levels to service centers.  Compared to the prior quarter, steel mill product revenue declined 11% on a 6% tonnage decline due to the commercial and operational conditions mentioned as well as average price declines of 5% or $37 per ton.

During the second quarter of 2005, market uncertainty over pricing levels resulted in delays in service center inventory replenishment and order patterns exhibiting very short lead times.  However, consumption of steel plate at the end user level has remained strong and our OEM shipment levels have remained stable compared to the prior quarter of 2005.

Tubular product revenue of $232 million increased 17% from the same quarter last year and fell 11% from the previous quarter.  Tubular sales volume declined 16% from second quarter of 2004, as large diameter pipe contracts through the first half of 2005 were substantially less compared to orders received during the same period last year.  In addition, the market for non-energy tubular product weakened significantly compared to the strong market experienced in the first half of 2004.  The decline of year-over-year large diameter pipe and non-energy tubular sales volumes was partially offset by a 32% increase in energy tubular product shipments, particularly in the U.S. markets.

Compared to the previous quarter, tubular sales volumes declined 14,000 tons or 6% due to the spring break-up in Canada and the impact of other unfavorable weather conditions on Canadian energy tubular sales.

Tubular volume is expected to increase significantly in the second half of 2005, as shipments against new large diameter orders are expected to exceed 100,000 tons and as sales of oil country tubular goods (“OCTG”) increase from second quarter levels, driven by better field conditions and high active rig counts supported by currently high energy prices.

Tubular average pricing of $1,039 per ton in the second quarter was $294 per ton higher than the prior year, and down $54 per ton from the prior quarter due to price declines driven by underlying coil prices and weakness in the demand for non-energy tubular products.

The average cost per ton of scrap consumed in the steel mills in the second quarter 2005 was 3% higher than the prior year’s second quarter and decreased 7% from the first quarter of 2005.  Aggregate conversion costs for the three steelworks were 12% higher than the prior year and 7% higher than the prior quarter due to increases in alloys, utility costs, and consumables.

Expenses associated with the six-day Montpelier outage reduced second quarter earnings by $0.02 per diluted share in comparison to the 12-day first quarter Mobile maintenance outage which impacted earnings by $0.18 per share.

Plate and coil tons produced in the second quarter of 2005 were 858,000 tons, 44,000 tons higher than the second quarter of 2004 and up 40,000 tons from the prior quarter.  Production volumes increased over the prior quarter at Mobile and Regina, while Montpelier’s production declined due to the six-day outage.  Mobile’s first quarter 2005 production was low due to its 12-day scheduled outage.

Gross income of $227 million for the second quarter 2005 was $94 million higher than the same period last year and down $37 million from the first quarter of 2005.  Second quarter gross margin of 34% in 2005 improved compared to the gross margin of 24% in the second quarter of 2004 and was down slightly from the 35% gross margin posted in the first quarter of 2005.  The cost of scrap declined throughout the quarter, limiting the margin erosion from the first quarter of 2005.

Quarterly selling, research and administration expenses totaled $16 million, up $1 million over the second quarter of 2004 and down $2 million from last quarter.  The reduction from the prior quarter resulted from lower valuation for stock based compensation units and reduction of bad debt expense.  Selling, research and administration was 2.4% of sales, compared to 2.8% in the second quarter of 2004 and 2.5% in the prior quarter.

Interest expense on long-term debt was $7.5 million, compared to $8.5 million in the first quarter of 2005 and $10.8 million in the second quarter of 2004.  Reduction of debt levels has reduced interest expense compared to prior periods.

IPSCO’s Share Repurchase Program and debt redemptions in the second quarter have increased the Company’s foreign exchange exposure.  The funds utilized for the repurchases of stock and debt, funded in Canada, were sourced from the Company’s U.S. subsidiaries through inter-company advances.  During the quarter, the U.S. dollar/Canadian dollar exchange was quite volatile, however by quarter end, the Company experienced a modest pretax gain of $0.8 million.  Foreign exchange gains for the second quarter of 2004 and first quarter of 2005 were both $0.4 million.

The effective tax rate of 36% was down from the 38% rate recorded in the second quarter of 2004 and unchanged from the previous quarter.

Year-to-date sales totaled $1.4 billion, an increase of 37% over the first six months of 2004.  Gross margin of 35% in the first six months of 2005 improved from 21% during the same time period of 2004.  Steel mill product sales of $921 million increased $302 million from a year earlier.  Steel mill average pricing increased $262 per ton, while tons shipped declined 24,000 or 2%.  Tubular product sales increased $80 million from the first half of 2004.  Tubular average selling prices increased $379 per ton while shipments declined 138,000 tons or 23%.

Year-to-date selling, research and administration expenses totaled $34 million representing 2.4% of sales this year, as compared to $31 million and 3.0% in 2004.

Year-to-date interest expense was $16 million, down from $22 million for the comparable period last year as a result of the debt redemptions previously mentioned.

Net income was $281 million, $5.62 per diluted share, for the first six months of 2005.  This compares to net income of $98 million, $1.78 per diluted share, in 2004.  Common shares and equivalents used in the calculation of diluted earnings per share were 50.0 million and 57.8 million for the six months ended June 30, 2005 and 2004, respectively.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recent quarters.

(Thousands of US dollars, except per ton and per share amounts)

Quarter ended	Sales	Net income (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted	Operating income per ton	Annualized return on common shareholders’ equity
June 30 2005	$666,712	$126,402	$2.59	$2.56	$263	33%
March 31 2005	745,997	154,328	3.10	3.05	288	42%
December 31 2004	779,629	188,700	3.85	3.71	299	59%
September 30 2004	641,863	144,477	2.99	2.76	241	53%
June 30 2004	548,275	66,386	1.38	1.22	134	27%
March 31 2004	482,908	31,329	0.65	0.57	69	13%
December 31 2003	381,513	9,727	0.20	0.20	18	0%
September 30 2003	334,974	(1,673)	(0.04)	(0.04)	(14)	(1%)

The following table summarizes tons shipped for the three and six months ended June 30, 2005 and June 30, 2004, and for the three months ended March 31, 2005.

(Thousands of tons shipped)

	For the Three Months Ended			For the Six Months Ended
	June 30 2005	June 30 2004	March 31 2005	June 30 2005	June 30 2004
Discrete Plate and Coil	461.6	458.8	493.0	954.6	906.8
Cut-to-length	118.3	158.8	125.1	243.4	315.0
Total Steel Mill Products	579.9	617.6	618.1	1,198.0	1,221.8
Energy Tubulars	155.6	117.7	184.0	339.6	331.1
Large Diameter Tubulars	12.7	71.9	3.2	15.9	110.0
Non-Energy Tubulars	55.3	77.0	50.5	105.8	158.4
Total Tubular Products	223.6	266.6	237.7	461.3	599.5
Total Shipments	803.5	884.2	855.8	1,659.3	1,821.3

Financial Position and Liquidity

Cash at June 30, 2005 was $424 million, $58 million lower than cash at March 31, 2005.  Cash generated from operations, before changes in working capital, totaled $161 million, $43 million greater than cash generated from operations in the second quarter of 2004, and $54 million less than the first quarter of 2005.

Significant uses of cash during the second quarter included $105 million for the Share Repurchase Program and $123 million for the retirement of debt.  In addition, the Company used $5.5 million for dividends reflecting the increase in the quarterly dividend to CDN $0.14 per share announced in April 2005 and generated $5.5 million in cash from the exercise of options.

Investments in capital assets were $8.9 million in the quarter, up $4.3 million over the second quarter 2004 level.  This spending level is consistent with projected capital spending; as announced projects ramp up, spending will increase through the remainder of the year.  2005 capital expenditures are expected to total about $100 million.

In March 2005, the Company announced the Share Repurchase Program to buyback approximately 4.2 million common shares.  The shares are being purchased on the open market at the market price at the time of purchase and are immediately cancelled upon settlement.  During the quarter ended June 30, 2005, the Company repurchased 2,199,400 shares at an average cost of U.S. $47.69 (CDN $59.36), for a total of U.S. $105 million.  Year-to-date through June 30, the Company had repurchased 2,493,400 shares for a total of U.S. $121 million.

During the quarter, the Company redeemed all $71 million of its 7.32% Series B Senior Notes and purchased for cancellation on the open market, $41 million of the 8.75% Unsecured Notes due June 1, 2013 and CDN $2 million of the 7.80% Canadian Debentures due December 1, 2006.  The redemptions resulted in a loss related to the early extinguishment of debt of $10 million decreasing diluted earnings per share by $0.13.

Consolidated debt, including short-term, long-term and off-balance sheet debt, of $425 million was 21% of total capitalization at June 30, 2005, down from 26% at March 31, 2005, and down from 28% at December 31, 2004.  As of June 30, 2005, IPSCO has net debt outstanding of $0.5 million.

Funds provided from operations, existing credit facilities and cash on hand are expected to be adequate to meet capital expenditures and working capital requirements for existing operations.

The following table reconciles cash derived from (applied to) operating activities to EBITDA under Canadian and U.S. GAAP.

	For the Three Months Ended			For the Six Months Ended
	June 30 2005	June 30 2004	March 31 2005	June 30 2005	June 30 2004
Cash derived from (applied to) operating activities	$181,598	$ 77,610	$146,855	$ 328,453	$110,567
Changes in working capital	(20,424)	40,152	67,985	47,561	70,299
Current income tax expense	66,521	8,895	47,437	113,958	17,502
Interest expense, net	4,256	10,359	5,756	10,012	21,135
Other	(10,530)	1,335	(1,920)	(12,450)	7
EBITDA (Canadian GAAP)	221,421	138,351	266,113	487,534	219,510
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	6,942	6,942
Natural gas hedge	-	112	-	-	(215)
EBITDA (US GAAP)	$224,892	$141,934	$269,584	$494,476	$226,237

EBITDA is defined as earnings before interest expense, income taxes and amortization.  EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP.  Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general.  We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company’s performance and its performance relative to its financial obligations.  Because our method of calculating EBITDA may differ from other companies’ methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies.  Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Outlook

The Company believes that end user demand for steel mill products will remain strong throughout the year.  While surcharge related pricing declines will be largely offset by scrap cost declines, there will be timing differences between revenue changes and the cost of scrap consumed.  In addition, some decline in steel prices is expected due to both market pressures from buyers and also due to the influence of hot-rolled coil price declines, particularly on IPSCO’s coil, cut-to-length plate, and HSS and standard pipe product sales.

IPSCO’s North American OCTG shipments in general, and small diameter line pipe shipments, in Canada, are expected to be at a record level through the balance of 2005.  In addition, the market for large diameter pipe has improved considerably and IPSCO has obtained significant orders for the balance of 2005 with production that commenced in June.

Required maintenance programs at both U.S. steelworks will be undertaken in the third quarter.  A precautionary outage for Hurricane Dennis at the Mobile facility was extended to seven days to allow reheat furnace preventive maintenance.  In addition, a planned 17-day maintenance project for the Montpelier reheat furnace, has been advanced into September.  While these two outages will reduce steel rolling capacity in the U.S. by about 13%, the outages are planned to ensure sufficient coil inventory levels to supply strong energy tubular and large diameter pipe production needs and to limit the commercial impact on our plate product line.  It is anticipated that with these maintenance efforts complete, the Company will be well positioned in the fourth quarter to participate in both a plate market expected to be more stable and a robust energy tubular market.

Foreign exchange fluctuations and their impact on inter-company obligations raised by debt retirement and the Share Repurchase Program may or may not impact third quarter net income and earnings per share.

We expect increased large diameter pipe shipments, increased energy tubular shipments, and the flow through of second quarter scrap purchase price reductions to help offset price declines on our steel mill products and the steel product volume reductions related to the third quarter’s planned maintenance. With the combination of these factors we expect third quarter earnings to be in the range of $2.35 to $2.55 per diluted share.

David Sutherland

President and Chief Executive Officer

July 26, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended			For the Six Months Ended
		June 30	June 30	March 31	June 30	June 30
		2005	2004	2005	2005	2004
			(restated)			(restated)
Plate and Coil Tons Produced (thousands)		857.7	813.6	817.5	1,675.2	1,605.0
Finished Tons Shipped (thousands)		803.5	884.2	855.8	1,659.3	1,821.3

Sales		$666,712	$548,275	$745,997	$1,412,709	$1,031,183
Cost of sales
Manufacturing and raw material		419,660	394,374	461,941	881,601	778,641
Amortization of capital assets		19,662	20,188	19,251	38,913	38,709
		439,322	414,562	481,192	920,514	817,350
Gross income		227,390	133,713	264,805	492,195	213,833
Selling, research and administration		16,141	15,210	18,337	34,478	30,956
Operating income		211,249	118,503	246,468	457,717	182,877
Other expenses (income):
Interest on long-term debt		7,496	10,765	8,534	16,030	22,239
Dividends on preferred shares		-	736	-	-	2,306
Net interest income		(3,240)	(406)	(2,778)	(6,018)	(1,104)
Loss on early extinguishment of debt		10,249	-	-	10,249	-
Foreign exchange gain		(759)	(396)	(394)	(1,153)	(230)
Income Before Income Taxes		197,503	107,804	241,106	438,609	159,666
Income Tax Expense		71,101	41,418	86,778	157,879	61,951
Net Income		126,402	66,386	154,328	280,730	97,715
Earnings Per Common Share	- Basic	$2.59	$1.38	$3.10	$5.69	$2.04
	- Diluted	$2.56	$1.22	$3.05	$5.62	$1.78
Denominator for Basic Earnings per Common Share (thousands)		48,821	47,965	49,796	49,306	47,914
Denominator for Diluted Earnings per Common Share (thousands)		49,390	56,274	50,543	49,964	57,779

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

(thousands of United States Dollars)
	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
		(restated)			(restated)
Retained Earnings at Beginning of Period	$1,059,530	$531,694	$923,530	$923,530	$502,174
Net Income	126,402	66,386	154,328	280,730	97,715
Common share repurchase	(83,698)	-	(13,370)	(97,068)	-
Dividends on Common Shares	(5,496)	(1,771)	(4,958)	(10,454)	(3,580)
Retained Earnings at End of Period	$1,096,738	$596,309	$1,059,530	$1,096,738	$596,309

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(thousands of United States Dollars)
	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
		(restated)			(restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$126,402	$66,386	$154,328	$280,730	$97,715
Loss on early extinguishment of debt	10,249	-	-	10,249	-
Stock-based compensation	523	127	458	981	295
Amortization of capital assets	19,662	20,188	19,251	38,913	38,709
Amortization of deferred charges	505	309	370	875	641
Change in deferred pension asset	(747)	(1,771)	1,092	345	(943)
Future income taxes	4,580	32,523	39,341	43,921	44,449
	161,174	117,762	214,840	376,014	180,866
Changes in working capital
Accounts receivable, less allowances	59,798	(28,516)	25,681	85,479	(80,026)
Inventories	(60,936)	(12,599)	6,448	(54,488)	(17,391)
Other	1,562	220	2,580	4,142	38
Accounts payable and accrued charges	(28,329)	(6,501)	(41,999)	(70,328)	16,562
Income taxes recoverable/payable	48,329	7,243	(60,695)	(12,366)	10,518
	20,424	(40,153)	(67,985)	(47,561)	(70,299)
	181,598	77,609	146,855	328,453	110,567
Financing Activities
Common share dividends	(5,496)	(1,771)	(4,958)	(10,454)	(3,580)
Common shares issued pursuant to share option plan	5,494	3,469	10,929	16,423	4,022
Common share repurchase	(104,896)	-	(16,261)	(121,157)	-
Retirement of preferred shares	-	(108,996)	-	-	(108,996)
Repayment of long-term debt	(123,248)	(34,286)	-	(123,248)	(34,286)
	(228,146)	(141,584)	(10,290)	(238,436)	(142,840)
Investing Activities
Expenditures for capital assets	(8,859)	(4,559)	(13,406)	(22,265)	(13,176)
Proceeds from (issuance of) mortgage receivable, net	370	1,717	1,457	1,827	(4,134)
	(8,489)	(2,842)	(11,949)	(20,438)	(17,310)
Effect of exchange rate changes on cash and cash equivalents	(2,874)	(3,608)	2,441	(433)	897
Increase (decrease) in Cash and Cash Equivalents	(57,911)	(70,425)	127,057	69,146	(48,686)
Cash and Cash Equivalents at Beginning of Period	482,134	153,306	355,077	355,077	131,567
Cash and Cash Equivalents at End of Period	$424,223	$82,881	$482,134	$424,223	$82,881

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

(thousands of United States Dollars)
	June 30	June 30	December 31
	2005	2004	2004
		(restated)	(restated)
Current Assets
Cash and cash equivalents	$424,223	$82,881	$355,077
Accounts receivable, less allowances	250,262	250,731	338,590
Recoverable income taxes	-	26,235	-
Inventories	486,919	299,809	434,526
Future income taxes	47,261	20,732	45,210
Other	3,925	2,759	8,212
	1,212,590	683,147	1,181,615
Non-Current Assets
Capital assets	1,053,381	1,077,919	1,075,512
Other	35,309	26,608	37,760
Future income taxes	6,165	111,580	54,034
	1,094,855	1,216,107	1,167,306
Total Assets	$2,307,445	$1,899,254	$2,348,921

Current Liabilities

Accounts payable and accrued charges	$167,471	$180,855	$239,908
Income and other taxes payable	77,373	-	90,656
Current portion of long-term debt	-	14,286	14,286
	244,844	195,141	344,850
Long-Term Liabilities
Long-term debt	291,488	484,831	393,053
Future income taxes	216,650	206,465	221,381
	508,138	691,296	614,434
Shareholders' Equity
Common shares	376,441	357,751	384,093
Contributed surplus	2,481	661	1,489
Retained earnings	1,096,738	596,309	923,530
Cumulative translation adjustment	78,803	58,096	80,525
	1,554,463	1,012,817	1,389,637
Total Liabilities and Shareholders' Equity	$2,307,445	$1,899,254	$2,348,921

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

(thousands of United States Dollars)

1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements except as described below. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2004. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2005, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section
3860 "Financial Instruments - Disclosure and Presentation". Adoption of this new accounting standard had no impact on 2005 financial position or results. However, for comparative periods presented, the Company's preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest of $2.2 million and $5.3 million in the three months and six months ended June 30, 2004, respectively have been accounted for in determining net income.

Effective January 1, 2005, the Company adopted the provisions of the CICA Accounting Guideline 15 "Consolidation of Variable Interest
Entities". The effect of adoption was not material to the consolidated financial statements.

2. Pension cost attributable to the Company's pension plans is as follows:
	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
Defined benefit plans	$2,109	$2,183	$2,747	$4,856	$4,629
Defined contribution plans	947	911	1,294	2,241	1,794
	$3,056	$3,094	$4,041	$7,097	$6,423

3. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

4. The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period.
The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $523, $458, and $127 has been recorded in the three month periods ended June 30 and March 31, 2005 and June 30, 2004, respectively. Compensation expense of $981 and $295 has been recorded in the six month periods ended June 30, 2005 and 2004, respectively.

The following table summarizes information on share capital and related matters at June 30, 2005:

	Outstanding	Vested
Common shares	48,079,675
Common shares - year-to-date weighted average	49,305,862
Common share stock options	369,170	367,502
Restricted shares	175,904	-
Performance units	145,985	-

The Company issued 301,800, 534,095 and 224,684 common shares in the quarters ended June 30, 2005, March 31, 2005 and
June 30, 2004, respectively, as a result of option exercises. In addition, the Company issued 15,740 shares of restricted stock in the quarter ended June 30, 2004 and 12,000 performance units in the quarters ended June 30, 2005 and 2004.

In March 2005, the Company filed a normal course issuer bid which entitles the Company to acquire approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All purchases will be made on the open market at the market price at the time of the purchase. All shares purchased under the bid will be cancelled. During the quarters ended June 30 and
March 31, 2005, 2,199,400 and 294,000 common shares were purchased for $104.9 and $16.3 million, respectively. Through
July 26, 2005, an additional 258,500 shares have been purchased under this program.

5. In the second quarter 2005, the Company repaid in full the $71.4 million balance outstanding of the 7.32% Series B Senior Notes due April 1,
2009, including prepayment of $57.1 million, and purchased for cancellation $41.2 million of the 8.75% unsecured notes due June 1, 2013 and CDN $2.0 million of the 7.8% debentures, on the open market. The debt repayments resulted in a loss of approximately $10.2 million.

6. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
Sales
Canada	$167,560	$128,519	$240,189	$407,749	$336,954
United States	499,152	419,756	505,808	1,004,960	694,229
	$666,712	$548,275	$745,997	$1,412,709	$1,031,183

			June 30	June 30	December 31
			2005	2004	2004
Capital Assets
Canada			$206,219	$193,850	$216,254
United States			847,162	884,069	859,258
			$1,053,381	$1,077,919	$1,075,512

	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
Sales information by product group is as follows:
Steel mill products	$434,403	$349,604	$486,147	$920,550	$618,716
Tubular products	232,309	198,671	259,850	492,159	412,467
	$666,712	$548,275	$745,997	$1,412,709	$1,031,183

Tubular product sales volume in the first and second quarters can be negatively impacted by weather conditions in Western Canada.

7. Certain prior period amounts have been reclassified to conform with the current presentation.

Corporate Information

For information concerning share ownership or dividends, please contact our registrar and transfer agent:

In Canada

Computershare Trust Company of Canada

1-800-663-9097

In the United States

Computershare Trust Company Inc.

1-800-663-9097

To get further information, please contact:

Kelly Brossart

Corporate Communications Officer

P.O. Box 1670, Armour Road

Regina, Saskatchewan    S4P 3C7

1-800-667-1616

kbrossart@ipsco.com

or visit our website – www.ipsco.com